March 15, 2019

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Archive, LLC
           Draft Offering Statement on Form 1-A
           Submitted February 15, 2019
           CIK No. 0001768126

Dear Mr. Bruno:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A filed February 15, 2019

Offering Summary, page 6

1. In your discussion of Minimum and Maximum you discuss your Manager's intent to purchase Interests in this Offering. You also discuss, on page 8, the possibility that the
       Manager may sell its Interests "pursuant to this Offering Statement, or any amendments thereto, from time to time after the Closing of the applicable Offering." Revise to clarify under what circumstances the Manager may sell its Interests, so that investors can appreciate why your Manager might liquidate its Interests. Also, explain to us your reference to "this Offering Statement" given that your Offering Statement does not reflect the resale of Interests.
 Christopher Bruno
FirstName LastNameChristopher Bruno
RSE Archive, LLC
Comapany2019
March 15, NameRSE Archive, LLC
March 15, 2019 Page 2
Page 2
FirstName LastName
Governing law, page 12

2. We note that your disclosure identifies the Court of Chancery of the State of Delaware as the exclusive jurisdiction for litigation arising under the Operating Agreement and Asset
         Management Agreements. Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, we note that Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that the federal courts have concurrent jurisdiction under the
         Securities Act or rules or regulations thereunder. Please revise accordingly and provide accompanying risk factor disclosure.
Risk Factors, page 13

3. We note your risk factor on page 16 which discusses the risks of the use of a broker to create liquidity as well as your risk factor on page 24 about the risks of creating a market, however, neither of these risks appears to address the Liquidity Platform itself and the risks associated with how liquidity, if any, may be created for your Interests. Please revise to address these risks in a separate, robust risk factor so that investors can appreciate how, if ever, they may be able to gain a return on their investment in this
         Offering, particularly given your stated intent to hold the assets you purchase indefinitely.
         Please also remove the risk factor on page 13, which says there is no trading market for your securities, or revise it to acknowledge the existence of the Liquidity Platform.
Plan of Distribution and Subscription Procedure, page 36

4. Clarify who will be offering and selling your Interests in this offering. Your cover page states that you, presumably in reliance upon Exchange Act Rule 3a4-1, are offering your
         Interests on a best efforts basis. Yet your disclosure on page 17 says that your Interests
         "will be sold by the Broker." Further, we note your disclosure here, which says that
         Cuttone will not serve as a "finder or underwriter." Please revise to clarify your role and the roles of Cuttone and RSE Markets, the party that has entered into an agreement with Cuttone.
5. We note your reference to potential "tokenization" of the Interests you are offering. As it appears that your Interests are not being offered and sold as digital tokens, it is premature to provide such disclosure. Please delete this reference. To the extent that you develop a digital version of a security in the future, we may have comments at that time to understand how the digital security would be issued in exchange for your Interests.
 Christopher Bruno
FirstName LastNameChristopher Bruno
RSE Archive, LLC
Comapany2019
March 15, NameRSE Archive, LLC
March 15, 2019 Page 3
Page 3
FirstName LastName
Liquidity Platform, page 48

6. We note that you have entered into arrangements for resales of your Interests. With a view to understanding how and when such method of resale is available to investors, please disclose the following:

             Identify the unaffiliated registered broker-dealer with whom you are working;
             Explain how the broker-dealer will determine when and for how long a "Trading
             Window" will become available;
             Elaborate upon how the price of such sales/purchases will be determined;
             Elaborate upon the restrictions upon sale under the Operating Agreement.

Management, page 52

7. You state here that your Manager has no track record and is relying on the experience of the individual officers, directors and advisors of RSE Markets. Please enhance this disclosure to acknowledge that RSE Markets serves asset manager to at least one other series of assets and briefly discuss the role they play for that series of assets and the length of experience.
General

8. Reference is made to your letter dated February 15, 2019 regarding the financial disclosure in your Draft Offering Statement and reliance on Section 1160.1 of the
         Division of Corporation Finance Financial Reporting Manual. In this regard, we note disclosures throughout your offering statement that appear inconsistent with your intended financial disclosure and disclosures required by Section 1160.1 when financial statements are omitted such as the following:
           The box in Item 4 of Part I is checked indicating the financial statements have been audited; and
           You disclose in Management's Discussion and Analysis that planned principal operations have only commenced in early 2019; that because of the start-up nature of the Company's and the Manager's business the reported financial information herein will likely not be indicative of future operating results or operating conditions;
             and, that at the time of this filing, the Company is not capitalized other than on a nominal basis and does not have any material assets or liabilities.
         Please revise to provide audited financial statements required by Form 1-A or revise your disclosures as necessary when omitting such financial statements.
9. Please submit your cover letter to your draft offering statement dated February 15, 2019 as correspondence on EDGAR.
 Christopher Bruno
RSE Archive, LLC
March 15, 2019
Page 4

       You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameChristopher Bruno                        Sincerely,
Comapany NameRSE Archive, LLC
                                                           Division of
Corporation Finance
March 15, 2019 Page 4                                      Office of Consumer
Products
FirstName LastName